JEFFREY G. KLEIN, P.A.

301 Yamato Road Suite 1240

Boca Raton, Florida 33431

Telephone: (561)953-1126	Telefax: (561)994-6693
Email: jklein@jkleinlegal.com

October 9, 2015

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D. C.  20549

Attention:    Ruairi Regan

Re:

CTT Pharmaceutical Holdings, Inc. f/k/a Mindesta Inc.

Amended Annual Report on Form 10-K

Filed July 21, 2015

File No. 000-30651

Dear Sir/Madam:

The following responses are filed in connection with the Commission’s comment letter dated July 30, 2015.

1. With respect to comment No. 1, the referenced management fee in footnote 5 was not payable to the Company’s CEO, but rather to Dean Hanisch, the Company’s president. This amount has been disclosed in the executive officer compensation table.

2. With respect to comment No. 2, the Company has restated its financial condition to recognize the following matters:

That the consulting contracts represent a fully-vested, non-forfeitable equity instrument. As a result, we have eliminated the prepaid asset in connection with the issuance of the common stock

Should you have further questions, please do not hesitate to contact the undersigned.

Sincerely,

/s/Jeffrey G. Klein

Jeffrey G. Klein, counsel

CTT Pharmaceutical Holdings, Inc.

(Stationary)

October 9, 2015

Securities and Exchange Commission

Washington, D.C.  20549

Re:

CTT Pharmaceutical Holdings, Inc. f/k/a Mindesta Inc.

Amended Annual Report on Form 10-K

Filed July 21, 2015

File No.  000-30651

Dear Sir/Madam:

The following is filed in connection with the comment letter dated July 30, 2015.

The undersigned, on behalf of CTT Pharmaceutical Holdings, Inc. acknowledges that:

•

The Company is responsible for the adequacy and accuracy of the disclosure in the filing.

•

Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•

The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

/s/ Pankaj Modi

Pankaj Modi, Chief Executive Officer